ADIRA ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders

to be held on August 7, 2013

July 10, 2013

ADIRA ENERGY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of Adira Energy Ltd. (the “Corporation”) will be held at the offices of the Corporation at 1204 – 120 Adelaide St. West., Toronto, Ontario, M5H 1T1, on August 7, 2013 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought appropriate, to pass an ordinary resolution approving the private placement financing of US$5,000,000 (the “Offering”) with Pelagic Investment Limited (the “Investor”) which will result in the creation of the Investor as a "Control Person", as more particularly described in the accompanying management information circular dated July 10, 2013 (the “ Circular”);

2.

to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors of the Corporation, in its sole and absolute discretion, to amend the Articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation (the “Common Shares”), on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares, such consolidation being a condition precedent of the Offering, as more particularly described in the Circular;

3.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2012, together with the report of the auditor thereon;

4.

to elect the directors of the Corporation, the majority of whom will hold office until the closing of the Offering, expected to occur on August 13, 2013 or such other date as the Corporation may determine acting reasonably, at which time such directors will be replaced by nominees selected by the Investor, as more particularly described in the Circular;

5.

to appoint Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;

6.	to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution approving the Corporation’s rolling stock option plan, as more fully described in the Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular and, for Shareholders who had requested such information, a copy of the Corporation’s audited consolidated financial statements and the report of the auditor thereon, and management’s discussion and analysis for the financial year ended December 31, 2012.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Computershare Investor Services Inc., on or before 10:00 a.m. on August 2, 2013, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Shareholders who are unable to be present personally at the Meeting are urged to sign, date and return the enclosed form of proxy in the envelope provided for that purpose. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those Shareholders entitled to receive the Notice of Annual and Special Meeting of Shareholders and to vote at the Meeting is the close of business on July 8, 2013.

DATED at Toronto, Ontario this 10th day of July, 2013.

BY ORDER OF THE BOARD

(Signed) DENNIS BENNIE
Co-Chairman of the Board

ADIRA ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Adira Energy Ltd. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares in the capital of the Corporation (“Common Shares”) to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice”). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

Except as noted below, the Corporation has distributed or made available for distribution, copies of the Notice, the Circular and form of proxy or voting instruction form (if applicable) (the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Corporation has elected to pay for the delivery of the Meeting Materials to objecting Beneficial Shareholders by the Intermediaries. The Corporation is sending proxy-related materials directly to non-objecting Beneficial Shareholders, through the services of its transfer agent and registrar, Computershare Investor Services Inc. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to registered Shareholders or Beneficial Shareholders.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and directors of the Corporation. A registered Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder and on his, her or its behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. In either case, as a registered Shareholder you can choose from three different ways to vote your Common Shares by proxy: (a) by mail or delivery in the addressed envelope provided or deposited at the offices of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not to arrive later than 10:00 a.m. (Toronto time) on Friday, August 2, 2013, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; (b) by telephone (toll free) at 1-866-732-VOTE (8683); or (c) on the internet at www.investorvote.com.

Proxies given by Shareholders for use at the Meeting may be revoked prior to their use:

(a)

by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)

at the office of Computershare, on behalf of the Corporation, at any time up to and including 10:00 a.m. (Toronto time) on Friday, August 2, 2013, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; or

(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

However, if any other matters which at present are not known to the management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares, or non-objecting beneficial owners whose names has been provided to the Corporation’s registrar and transfer agent, can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (referred to in this section as “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instructions forms or proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.

All references to shareholders in this Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.

NOTE TO NON-OBJECTING BENEFICIAL OWNERS

The Meeting Materials are being sent to both registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on July 8, 2013 as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 180,781,093 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation will prepare a list of the holders of Common Shares on the Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no persons beneficially own, control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1)	Approval of Offering

Introduction

Management of the Corporation is proposing that the Corporation complete a US$5,000,000 financing by way of a private placement (the “Offering”) with Pelagic Investments Limited, an investment group of which Mr. Prentis B. Tomlinson is President and Chief Executive Officer (the “Investor”). Mr. Tomlinson is also the principal owner of Pelagic Exploration Company, a Cayman Island based exploration company that has held interests in several licenses offshore Israel. Mr. Tomlinson, has a wide and varied career spanning more than four decades across natural resource development and management. Mr. Tomlinson founded and directed a number of successful Exploration and Production companies operating in the U.S. onshore and offshore Gulf Coast, and internationally in Kurdistan and the East Mediterranean, including Israel. Additionally, Mr. Tomlinson was the founder and owner of TGS Geophysical Inc. that subsequently merged with NOPEC SA forming TGS-NOPEC, a public company that provides multi-client geoscience data to oil and gas Exploration and Production companies worldwide.

The Offering will result in the Investor becoming a Control Person (as defined below) of the Corporation within the meaning of the policies of the TSX Venture Exchange (the “Exchange”). The Offering is conditional on, amongst other things, the completion of the Consolidation (as defined below) on a basis of one (1) post-Consolidation Common Share for every three (3) pre-Consolidation Common Shares. After completion of the Offering, the Investor will own, control or direct, directly or indirectly, 61,728,395 post-Consolidation Common Shares representing approximately 50.4% of the issued and outstanding Common Shares at the time the financing is completed.

Under the policies of the Exchange, a "Control Person" is defined as any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer. Pursuant to the policies of the Exchange, if a private placement will result in, or is part of a transaction that will result in the creation of a new Control Person, the Exchange will require the Corporation to obtain shareholder approval of the Private Placement on a disinterested basis excluding any shares held by the proposed new Control Person and its associates and affiliates.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without modification, a resolution authorizing and approving the Offering and the creation of the Investor as a new Control Person.

Offering Details

On June 29, 2013, the Corporation and the Investor executed a subscription agreement (the “Subscription Agreement”) detailing the terms of the Offering. The Subscription Agreement provides that the Investor will purchase such number of Common Shares that will result in the Investor acquiring 50.4% of the issued and outstanding Common Shares on a non-diluted basis, to be issued on a post-Consolidation basis, for the aggregate subscription price of US$5,000,000, representing a subscription price of US$0.27 per pre-Consolidation Common Share. Based on Consolidation ratio of 3:1, the Investor will purchase 61,728,395 post-Consolidation Common Shares at a price of US$0.081 per post-Consolidation Common Share.

The Offering is subject to standard closing conditions, including: (a) regulatory approval, including that of the Exchange, of the Offering, (b) regulatory approval, including that of the Exchange, of the Consolidation, (c) the completion of the Consolidation, (d) the agreement of 80% of the board of directors of the Corporation (the “Board”) to resign and be replaced by nominees selected by the Investor, as described below, and (e) the reduction of certain executive and senior management termination payments.

It’s expected that the Common Shares issued at closing will be subject to an Exchange hold period of four months plus one day from the closing date of the Offering.

The Offering does not constitute a related party transaction (as such term is defined in applicable securities law).

The resolutions approving the Offering provides the Board with the ability to amend its terms within the policies of the Exchange to ensure that necessary changes can be made to facilitate closing.

Right to Nominate Directors

Pursuant to the Subscription Agreement, upon closing of the Offering, 80% of the Board shall have delivered to the Subscriber an executed undertaking to resign and be replaced by nominees selected by the Investor, immediately upon approval by the Exchange of such nominees’ ability to act.

In the event disinterested Shareholder approval is not obtained and the Corporation cannot close the Offering, the directors elected at the Meeting will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation (Please see “Particulars of Matters to be Acted Upon – Election of Directors” below).

Use of Proceeds

The Corporation intends to use the proceeds from the Offering to pay outstanding debts to various service providers related to the Gabriella license, offshore Israel, to advance the exploration and development work programs on its petroleum exploration licenses located offshore Israel and for general and administrative purposes.

The foregoing use of proceeds represents management’s current intentions with respect to the use of the proceeds from the Offering. However, the actual use of the proceeds may vary from the foregoing as management may find it necessary or advisable to reallocate the proceeds or use such proceeds for other purposes.

Approval of the Offering

In order for the Offering to be completed, the following resolution must be approved by (i) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting and (ii) a majority of the votes cast by the holders of Common Shares present in person or represented at the Meeting, voting as a class, and in each case on a disinterested basis excluding any Shares held by the Investor and its associates and affiliates.

In the event disinterested shareholder approval is not obtained and the Corporation cannot close the Offering, the Corporation will need to immediately seek alternative financing to continue as a going concern. The Corporation cannot be certain that it will obtain such alternative financing. In light of the foregoing, and after careful consideration of all relevant factors relating to the Offering, the Board recommends that shareholders vote FOR the Offering and the creation of the Investor as a new Control Person of the Corporation.

The complete text of the ordinary resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“IT HEREBY RESOLVED, as an ordinary resolution, that:

1.

The completion of the private placement financing (the “Offering”) with Pelagic Investments Limited (the “Investor”), on such terms as are more particularly described in the management information circular of the Corporation dated July 10, 2013 (the “Circular”), is hereby authorized and approved;

2.

the creation of a new Control Person (as such term is defined in the policies of the TSX Venture Exchange), of the Corporation, being the Investor, resulting from the completion of the Offering, on such terms as are more particularly described in the Circular, is hereby authorized and approved;

3.

notwithstanding that these resolutions have been duly passed, the Board of Directors of the Corporation is hereby authorized, without further notice to or approval of the Corporation’s shareholders, to (a) determine when, if at all, to proceed with the Offering and to determine its closing date; and (b) to amend the terms of the Offering to the extent permitted by the policies of, and subject to the approval of, the TSX Venture Exchange; and

4.

any one director or officer of the Corporation for and on behalf of the Corporation is hereby authorized to execute, deliver and file, or cause to be filed, all documents, instruments and certificates and take all such other actions as any such director or officer, in his or her discretion, may deem necessary, advisable or appropriate to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions."

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE CREATION OF THE INVESTOR AS A CONTROL PERSON OF THE CORPORATION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

2)	Approval of Consolidation of Common Shares

The Corporation has an authorized capital consisting of an unlimited number of Common Shares without par value, of which 180,781,093 Common Shares are issued and outstanding as of the date hereof.

The Corporation believes that this large number of issued and outstanding Common Shares has a negative effect on the its share price and could restrict its ability to raise equity in the future to fund its business activities, particularly the funding of the exploration and development of its properties in the State of Israel.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable approve, with or without variation, a special resolution, to authorize the directors of the Corporation to amend the Articles of the Corporation to consolidate the issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares, as set out in the resolution below (the “Consolidation”). In addition to the Consolidation being a pre-requisite of the US$5,000,000 Offering, the Corporation believes that benefits include, among other things, that a smaller number of Common Shares trading at a higher price makes the Corporation more attractive to additional potential investors, and could further enhance the value and liquidity of the Common Shares.

The name of the Corporation will not be changed in conjunction with the Consolidation.

Effect on Fractional Shares

No fractional Common Shares will be issued as a result of the Consolidation. Any resulting fractional post-Consolidation Common Shares shall be rounded down to the nearest whole Common Share. No compensation will be issued to shareholders as a result of rounding down.

Effect of Consolidation

The Consolidation will affect all Shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares.

In addition, the Consolidation will not affect any Shareholder’s proportionate voting rights. Each Common Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable. The principal effects of the Consolidation will be that:

1.	the number of Common Shares issued and outstanding will be reduced from approximately 180,781,093 Common Shares, as of the date hereof, to approximately 60,260,318 Common Shares;

2.	the number of Common Shares reserved for issuance under the Stock Option Plan will be reduced proportionately based on the consolidation ratio of 3:1;

3.

the exercise or conversion price and/or the number of Common Shares issuable under the Corporation’s outstanding stock options will be proportionately adjusted upon the Consolidation based on the consolidation ratio of 3:1 with any fraction rounded down; and

4.

the exercise price and/or the number of Common Shares issuable under certain outstanding Common Share purchase warrants of the Corporation (the “Warrants”) will be proportionately adjusted upon the Consolidation based on the consolidation ratio of 3:1, in accordance with the applicable warrant certificates and indentures.

In general, a Shareholder that is resident in Canada for purposes of the Income Tax Act (Canada) and that, at all relevant times, deals at arm’s length with the Corporation for purposes of the Income Tax Act (Canada) will realize neither a gain nor a loss under the Income Tax Act (Canada) in connection with the Consolidation. In general, a Shareholder’s aggregate adjusted cost base, for purposes of the Income Tax Act (Canada), will not change as a result of the Consolidation; however, a Shareholder’s adjusted case base in respect of each Common Share immediately following the Consolidation will generally be equal to the quotient obtained when such Shareholder’s aggregate adjusted cost base in respect of all Common Shares then owned by the Shareholder is divided by the total number of Common Shares then owned by the Shareholder.

Effect on Non-Registered Shareholders

If the Consolidation is approved by the Shareholders and implemented by the Board, non-registered Shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Effect on Share Certificates

If the Consolidation is approved by Shareholders and implemented by the Board, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Corporation of the effective date of the Consolidation, registered Shareholders will be sent a letter of transmittal from the Corporation’s transfer agent, Computershare, as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares, to which the holder is entitled as a result of the Consolidation.

SHAREHOLDERS SHOULD NOT DESTROY ANY COMMON SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY COMMON SHARE CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Effect on Warrants

If the Consolidation is approved by the Shareholders and implemented by the Board, the Warrants will also be consolidated based on the consolidation ratio of 3:1 in accordance with the applicable warrant certificates and indentures. Such consolidation does not require Warrant holder approval as the proposed consolidation of Warrants does not alter the terms of the Warrants. Following the announcement by the Corporation of the effective date of the Consolidation, Warrant holders will be sent a notice containing additional information on the effect of the Consolidation on Warrants as soon as practicable after the effective date of the Consolidation.

Risks Associated with the Consolidation

The effect of the Consolidation upon the market price of the Common Shares cannot be predicted with any certainty, and the history of similar share consolidations for corporations similar to the Corporation is varied. There can be no assurance that the total market capitalization of the Common Shares immediately following the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will remain higher than the per-share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation. Furthermore, the Consolidation may lead to an increase in the number of Shareholders who will hold “odd lots”; that is, a number of shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a “board lot”. Nonetheless, despite the risks and the potential increased cost to Shareholders in transferring odd lots of post-Consolidation Common Shares, the Board believes the Consolidation is in the best interest of all Shareholders.

.Approval of the Consolidation

After careful consideration of all relevant factors relating to the Consolidation, the Board recommends that shareholders vote FOR the Consolidation.

Under the Act, the Consolidation requires the approval of the shareholders of the Corporation by way of a special resolution. A special resolution must be approved by a majority of two-thirds of the votes cast by shareholders present, in person or by proxy, and eligible to vote at the Meeting.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“IT HEREBY RESOLVED, as a special resolution that, subject to the acceptance of the TSX Venture Exchange:

1.

If and when the directors shall deem appropriate to do so, in their sole and absolute discretion, the Articles of the Corporation be amended to provide that the Corporation’s authorized share structure be altered by consolidating all of the issued and outstanding common shares in the capital of the Corporation on the basis of three (3) pre- Consolidation Common Shares for one (1) post-Consolidation Common Share (“Consolidation”);

2.	The number of authorized Common Shares without par value in the capital of the Corporation remain unlimited;

3.	Any resulting fractional post-Consolidation Common Shares shall be rounded down to the nearest whole Common Share;

4.

Any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE SPECIAL RESOLUTION TO APPROVE THE CONSOLIDATION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

3)	Election of Directors

The articles of incorporation provide that the Board consist of a minimum of three directors.

The Board works together with Management to recommend nominees for election to the Board for consideration and approval. The nominees are, in the opinion of the Board, well qualified to act as directors for the coming year. Each nominee has established his eligibility and willingness to serve as director, if elected. 80% of the directors elected will hold office until the closing of the proposed Offering, expected to occur on August 13, 2013 or such other date as the Corporation may determine acting reasonably (please see “Particulars of Matters to be Acted Upon - Approval of Offering” above).

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the persons being nominated at the Meeting for election as directors. Information regarding Common Shares owned by each director of the Corporation is presented to the best knowledge of management of the Corporation and has been furnished to management of the Corporation by such directors.

Name and Residence(1)(2)	Position in the Corporation	Period of Service	Principle Occupation	Shares Owned Directly or Indirectly
Dennis Bennie Ontario, Canada	Co-Chairman of the Board and Director	August 2009 – Present	General Partner, XDL Capital Group	6,161,068 Common Shares 2,266,000 options 225,200 warrants
Alan Friedman Ontario, Canada	Executive Vice President and Director	August 2009 – Present	Executive Vice President, Eco (Atlantic) Oil & Gas Ltd. Executive Vice President – Corporate Development, Adira Energy Ltd. President & Chief Executive Officer, Rivonia Capital Inc.	4,954,100 Common Shares 2,106,000 options
Alan Rootenberg Ontario, Canada	Proposed Director Former Chief Financial Officer	Proposed September 2009 – January 2011	Chief Financial Officer, Eco (Atlantic) Oil & Gas Ltd.	50,000 Common Shares 235,000 options 25,000 warrants
Colin Kinley Leawood, Kansas, USA	Director Former Vice President, Operations	December 2009 – Present August 2009 – January 2011	Managing Director, Jet Mining Pty Ltd. Chief Operating Officer, Eco (Atlantic) Oil & Gas Ltd. Director, Excelsior Mining Chief Executive Officer, Kinley Exploration LLC.	50,000 Common Shares 1,950,000 options 25,000 warrants

Notes:

(1)

To the knowledge of the Corporation, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a.

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

b.

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed director
(2)	To the knowledge of the Corporation, no proposed director:
a.

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b.

has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

c.

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d.

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSED NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.

4)	Appointment of Auditor

Management proposes to nominate Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global (“Kost Forer”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders. Kost Forer has been the auditor of the Corporation since March 10, 2011. The appointment of Kost Forer as auditor of the Corporation must be approved by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KOST FORER AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

5)	Approval of Stock Option Plan

Summary of Stock Option Plan

The policies of the Exchange provide that the Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, management company employees and consultants of the Corporation and its affiliates, non-transferable options to purchase Common Shares for a period of up to ten years from the date of grant, provided that the number of Common Shares reserved for issuance may not exceed 10% of the total issued and outstanding Common Shares at the date of the grant.

The purpose of the incentive stock option plan (the “Stock Option Plan”) established by the Corporation, pursuant to which the Corporation may grant incentive stock options, is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Common Shares. Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any 12 month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12 month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12 month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant. Incentive stock options may be exercised until the earlier of: (a) the expiry time of such option; and (b) 30 days following the date the optionee ceases to be a director, officer or employee of the Corporation or its affiliates or a consultant or a management company employee, provided that if the cessation of such position or arrangement was by reason of death, disability, or retirement the option may be exercised within a maximum period of 180 days after such death, subject to the expiry date of such option. Notwithstanding the foregoing, in the event of termination for cause, all options held by such terminated optionee will be cancelled immediately. Additionally, the Stock Option Plan allows Israeli employees to be issued stock options in a manner that will allow the employees to benefit from section 102 of the Israeli tax Ordinance. This is achieved through:

  The Israel Appendix to the Option Plan – This is an appendix that applies only to Israeli residents and sets out the terms and conditions under which options are granted to Israeli employees.

  The Israel Option Agreement – This form allows Israeli employees to select the Section 102 route.

As at the date of this Circular, there are outstanding options for the purchase of 15,821,109 Common Shares under the Stock Option Plan, representing 8.76% of the issued and outstanding Common Shares.

For a discussion on the effect of the Consolidation on the Stock Option Plan, please see “Particulars of Matters to be Acted Upon – Approval of Consolidation of Common Shares” above.

Approval of the Stock Option Plan

As the Stock Option Plan provides for a rolling maximum number of Common Shares which may be issuable upon the exercise of options granted under the Stock Option Plan, Exchange Policy 4.4 requires that the Stock Option Plan receive shareholder approval each year at the annual shareholders’ meeting. Accordingly, Shareholders will be asked to consider and, if thought appropriate, pass a resolution approving the Stock Option Plan. A copy of the Stock Option Plan is attached as Schedule “A” to this Circular.

The Board has unanimously approved the Stock Option Plan and recommends that Shareholders vote FOR the resolution regarding the Stock Option Plan. An affirmative vote of a majority of the votes cast at the Meeting is sufficient to pass the resolution approving the resolution regarding the Stock Option Plan.

In order to approve the Stock Option Plan, the following resolution must be approved by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“IT IS HEREBY RESOLVED, by ordinary resolution, that:

5.	The Stock Option Plan, in the form attached as Schedule “A” to the management information circular of the Corporation dated July 10, 2013, is hereby authorized and approved.

6.

Any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE STOCK OPTION PLAN IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on Board and compensation committee of the Corporation (the “Compensation Committee”) discussion. Currently, any material commitments, inclusive of remuneration, are required to be preapproved by the Board.

Elements of Compensation

The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Base Salary

Each Named Executive Officer (as defined below) receives a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary is recognition for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s base salary is reviewed by the Board on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years.

Incentive Bonus

Both individual and corporate performances are also taken into account. Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for each officer and employee. No bonuses were paid to the Named Executive Officer during the most recently completed financial year.

Stock Options

The Corporation’s directors, officers, employees and consultants, if any, are eligible under the Stock Option Plan to receive grants of stock options. The Stock Option Plan is an important part of the Corporation’s long-term incentive strategy for its officers and directors, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value. The size of the stock option grants to officers and directors is dependent on each officer’s and director’s level of responsibility, authority and importance to the Corporation and to the degree to which such officer’s or director’s long term contribution to the Corporation will be key to its long term success. The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officers and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Options are granted at the recommendation of the Board, based upon the Board’s review of a proposal from the Compensation Committee. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Named Executive Officers. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board will make these determinations subject to and in accordance with the provisions of the Stock Option Plan. See above under “Particulars of Matters to Be Acted Upon – Approval of Stock Option Plan” for further details regarding the Stock Option Plan.

Compensation of Directors

The Board or the Compensation Committee will recommend how much, if any, cash compensation will be paid to directors for services rendered by directors, in such capacity, to the Corporation. The directors of the Corporation may be paid cash compensation commensurate with the prevailing level of compensation for directors in the same industry in which the Corporation operates. The directors of the Corporation may also be compensated for their services as directors through the granting of stock options in such amounts and upon such terms as may be recommended by the Compensation Committee or as approved by the Board from time to time.

Named Executive Officers who also act as directors of the Corporation will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such Named Executive Officers in their capacity as executive officers.

Compensation Risk

The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation’s compensation practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation’s practice of compensating its officers primarily through a mix of salary and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its shareholders. As at the date of this Circular, the Board had not identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Financial Instruments

Except as prohibited by law, the Named Executive Officers and directors are not currently prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director. To the Corporation’s knowledge, no executive officer or director of the Corporation has entered into or purchased such a financial instrument.

The Corporation’s Insider Trading Policy stipulates that insiders of the Corporation should refrain from frequent buying and selling of the securities of the Corporation for the purpose of realizing the short-term profits and should acquire securities of the Corporation only as a long-term investment. Subject to certain limited exceptions, the Canada Business Corporations Act specifically prohibits insiders from engaging in selling short or trading in call or put options.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee and has reviewed and approved the Compensation Committee’s Charter. The Compensation Committee is composed Mr. Dennis Bennie, Mr. Richard Crist and Mr. Colin Kinley. Each of Messrs. Bennie and Crist is independent as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). Mr. Kinley is not independent under NI 58-101 as he was an officer of the Corporation within the last three years.

The Compensation Committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other senior officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each of the members of the Compensation Committee has experience on the board of directors and related committees of other public companies.

Neither the Board nor the Compensation Committee has, at any time since the Corporation’s most recently completed fiscal year, retained a compensation consultant or advisor to assist the Board or the Compensation Committee in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation.

Summary Compensation Table – Named Executive Officers

For purposes of this Information Circular, “named executive officer” of the Corporation means an individual who, at any time during the year, was (each a “Named Executive Officer”):

(a)	the Corporation’s Chief Executive Officer (“CEO ”);

(b)	the Corporation’s Chief Financial Officer (“CFO”);

(c)

each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than CDN$150,000 for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, during the most recently completed financial year of the Corporation, there were four (4) Named Executive Officers.

The following table sets forth the compensation paid or awarded to Named Executive Officers for the three most recently completed financial years ended December 31, 2012 (in thousands of US dollars).

Name and principal position	Year	Salary/ Fee	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long- term incentive plans
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Hezi Kugler, CEO(2)	2011 2012	182 52	Nil Nil	314 104	Nil Nil	Nil Nil	Nil Nil	Nil Nil	496 162
Jeffrey E. Walter, CEO(3)	2012	280	Nil	169	Nil	Nil	Nil	Nil	449
Gadi Levin, CFO(4)	2011 2012	177 191	Nil Nil	76 90	Nil Nil	Nil Nil	Nil Nil	Nil Nil	253 281
Alan Friedman, Executive Vice President, Corporate Development	2010 2011 2012	Nil Nil Nil	Nil Nil Nil	187 152 78	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	148(5) 104(5) 144(5)	335 256 222

Notes:

(1)

The fair value of the stock options issued prior to the year ended December 31, 2011, has been calculated using the Black-Scholes option pricing model and stock options issued during the year ended December 31, 2012, has been calculated using the Binominal option pricing mode.

(2)

Mr. Kugler served as the CEO and Director of the Corporation from June 2, 2011, to February 24, 2012, and continued to assist the Corporation as a strategic consultant effective February 27, 2012, through to September 22, 2012.

(3)	Mr. Walter was appointed the CEO of the Corporation effective February 27, 2012.
(4)	Mr. Levin was appointed CFO of the Corporation on January 11, 2011.
(5)	Compensation was paid to Rivonia Capital Inc., in respect of Mr. Friedman’s consulting time, in his capacity as an officer of the Corporation.

Incentive Plan Awards – Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of December 31, 2012. There were no share-based awards outstanding as of December 31, 2012.

Option-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)
	(#)	(US$)		(US$)
Hezi Kugler	1,139,109	0.51	May 31, 2013	Nil
Jeffrey E. Walter	2,000,000 760,000	0.25 0.20	March 13, 2017 August 21, 2017	Nil Nil
Gadi Levin	250,000 250,000 910,000	0.61 0.60 0.20	July 21, 2015 May 2, 2016 August 21, 2017	Nil Nil Nil
Alan Friedman	396,000 250,000 250,000 150,000 1,060,000	0.25 0.25 0.60 0.80 0.20	August 20, 2014 August 20, 2014 January 27, 2015 January 10, 2017 August 21, 2017	Nil Nil Nil Nil Nil

Notes:

(1)

The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.10 for the Common Shares on the Exchange on December 31, 2012 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the year ended December 31, 2012.

Name & Principal Positions	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	(US$)	(US$)	(US$)
Hezi Kugler	Nil	Nil	Nil
Jeffrey E. Walter	Nil	Nil	Nil
Gadi Levin	Nil	Nil	Nil
Alan Friedman	Nil	Nil	Nil

Note:

(1)

The “value vested during the year” is calculated based on the difference between the closing price for the Common Shares on the Exchange as of the date of vesting and the exercise price of the options, multiplied by the number of vested options.

Management Contracts – Termination and Change of Control Benefits

Mr. Hezi Kugler – CEO (until February 24, 2012)

Effective June 1, 2011, the Corporation entered into an employment agreement (the “Kugler Employment Agreement”) with Kugler Development and Investments Ltd. (“Kugler Development”), a company wholly owned by Mr. Kugler, pursuant to which Mr. Kugler agreed to provide his services to the Corporation in the capacity of CEO. Effective February 24, 2012 Mr. Kugler ceased to hold the position of CEO and on February 26, 2012, the Corporation entered into a consulting services agreement with Kugler Development (the “Kugler Development Agreement”). As such, no severance was paid to Kugler Development under the employment agreement. The Kugler Development Agreement was terminated on September 22, 2012, with no additional Compensation paid to Kugler Development.

Mr. Jeffery Walter – CEO (as of February 27, 2012)

Effective February 27, 2012, the Corporation entered into an employment agreement with Mr. Walter pursuant to which Mr. Walter agreed to provide his services to the Corporation in the capacity of CEO for a term to continue until terminated (the “Walter Employment Agreement”). The Walter Employment Agreement was subsequently assigned to a subsidiary of the Corporation, Adira Energy Israel Ltd. (“Adira Israel”), in accordance with the terms therein.

The Walter Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Walter Employment Agreement and for a period of six months thereafter.

Pursuant to the Walter Employment Agreement, each party thereto is entitled to terminate the Walter Employment Agreement at any time by providing the other party three months’ written notice. In addition, Adira Israel is entitled to terminate the Walter Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Walter has materially breached the Walter Employment Agreement.

If the Walter Employment Agreement is terminated due to a change of control in the Corporation (as defined in the Walter Employment Agreement), Mr. Walter is entitled to a special separation payment equal to (i) twelve months salary and 50% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated between 13 and 36 months of its effective date; or (ii) twenty four months’ salary and 100% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated at least 37 months of its effective date.

Additionally, if the Walter Employment Agreement is terminated by Adira Israel without Cause (as defined in the Walter Employment Agreement) or by Mr. Walter for good reason (as defined in the Walter Employment Agreements), Mr. Walter is entitled to a special separation payment equal to (i) three months salary and 25% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated prior to September 1, 2013; (ii) twelve months salary and 50% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated between September 1, 2013, and February 26, 2015; or (ii) twenty four months’ salary and 100% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated on, or after, February 27, 2015.

All special separation payment amounts described above include any prior notice entitlement required under the Walter Employment Agreement.

Notwithstanding the foregoing, for a 6 month period ending August 31, 2013, 50% of Mr. Walters’s salary shall accrue and become payable on the earlier of September 1, 2013, or upon a change of control.

If, on December 31, 2012, the Walter Employment Agreement was terminated by the Corporation without cause or due to a change of control in the Corporation, Mr. Walter would have received a special separation payment equal to approximately US$168,000.

Mr. Gadi Levin – CFO

Effective July 21, 2010, the Corporation entered into an employment agreement with Mr. Levin pursuant to which Mr. Levin agreed to provide his services to the Corporation in the capacity of CFO for a term to continue until terminated (the “Levin Employment Agreement”). The Levin Employment Agreement was subsequently assigned to Adira Israel in accordance with the terms therein.

The Levin Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Levin Employment Agreement and for a period of six months thereafter.

Pursuant to the Levin Employment Agreement, each party thereto is entitled to terminate the Levin Employment Agreement at any time by providing the other party two months’ written notice. In addition, Adira Energy is entitled to terminate the Levin Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Levin has materially breached the Levin Employment Agreement and such breach is not cured within 30 days from the date on which Adira Energy informs Mr. Levin of such breach.

If the Levin Employment Agreement is terminated due to a change of control in the Corporation (as defined in the Levin Employment Agreement), by the Corporation without cause (as defined in the Levin Employment Agreement) or by Mr. Levin for good reason (as defined in the Levin Employment Agreements), Mr. Levin is entitled to a payment equal to (i) twelve months’ salary and 50% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated between 13 and 36 months of its effective date; or (ii) twenty four months’ salary and 100% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated at least 37 months of its effective date. The special separation payment amounts described above include any prior notice entitlement required under the Levin Employment Agreement.

Notwithstanding the foregoing, for a six month period ending August 31, 2013, Mr. Levin’s salary will be reduced by 10%. The aggregate amount of the reduced salary will paid to Mr. Levin at the earlier of September 1, 2013, a change in control of the Corporation (as defined in the Levin Employment Agreement), the resignation of Mr. Levin for good reason (as defined in the Levin Employment Agreement), the termination of the Levin Employment Agreement by Adira Energy without cause (as defined in the Levin Employment Agreement).

If, on December 31, 2012, the Levin Employment Agreement was terminated by Adira Energy without cause or due to a change of control in the Corporation, Mr. Levin would have received a special separation payment equal to approximately 612,000 New Israeli Shekels (“NIS”) (US$169,929, based on an exchange rate of one US dollar into NIS 3.725 on December 31, 2012, as published by International Monetary Fund).

Mr. Alan Friedman – Executive Vice President, Corporate Development

Effective May 1, 2011, the Corporation entered into a consulting agreement with Rivonia Capital Inc. (“Rivonia”), a company wholly owned by Mr. Friedman, pursuant to which Mr. Friedman agreed to provide his services to the Corporation in the capacity of Executive Vice President, Corporate Development for a term to continue until terminated (the “Rivonia Service Agreement”).

The Rivonia Service Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Rivonia Service Agreement and for a period of six months thereafter.

Pursuant to the Rivonia Service Agreement, each party thereto is entitled to terminate the Rivonia Service Agreement at any time by providing sixty days’ written notice. In addition, the Corporation is entitled to terminate the Rivonia Service Agreement immediately without notice and/or payment in lieu thereof if Rivonia or Mr. Friedman materially breach the Rivonia Service Agreement and such breach is not cured within 30 days from the date on which the Corporation informs such party of such breach.

Furthermore, if the Rivonia Service Agreement is terminated by the Corporation without cause (as defined in the Rivonia Service Agreement), by Rivonia or Mr. Friedman for good reason (as defined in the Rivonia Service Agreement ) or due to a change of control in the Corporation (as defined in the Rivonia Service Agreement), Rivonia is entitled to a payment equal to twenty four months’ compensation (the “Separation Payment”) and 100% of the stock options granted to Mr. Friedman will vest immediately. The special separation payment amounts described above include any prior notice entitlement required under the Rivonia Service Agreement.

Notwithstanding the forgoing, for a 6 month period ending August 31, 2013, 50% of Rivonia’s compensation shall accrue and become payable on the earlier of September 1, 2013, or the happening of certain prescribed events. Additionally, if the Rivonia Service Agreement is terminated during the 6 month period ending August 31, 2013 by the Corporation without cause (as defined in the Rivonia Service Agreement) or by Rivonia or Mr. Friedman for good reason (as defined in the Rivonia Service Agreement), 50% of the Separation Payment will be delayed until the earlier of September 1, 2013, or the happening of certain prescribed events.

If, on December 31, 2012, the Rivonia Service Agreement was terminated by the Corporation without cause or due to a change of control in the Corporation, Rivonia would have received a Separation Payment equal to approximately $288,000.

Director Compensation

No cash compensation was paid to the directors of the Corporation in their capacity as directors during the financial year ended December 31, 2012. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Stock Option Plan.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Corporation (other than directors who are also Named Executive Officers) during the financial year ended December 31, 2012 (in thousands of US dollars):

Name(1)	Fees Earned	Share- based awards	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Dennis Bennie	Nil	Nil	67	Nil	Nil	15.15(2)	82.15
Amos Lasker	Nil	Nil	46	Nil	Nil	48(3)	94
Colin Kinley	Nil	Nil	7	Nil	Nil	Nil	7
Richard Crist	Nil	Nil	26	Nil	Nil	Nil	26
Sheldon Inwentash(4)	Nil	Nil	50	Nil	Nil	Nil	50
Orit Lietman(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Eli Barkat(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Yael Reznik(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Information regarding Messrs. Walter and Friedman is set out above under “Summary Compensation Table – Named Executive Officers”.
(2)	Compensation was paid to Delrina Consolidated Ltd., in respect of Mr. Bennie’s consulting time, in his capacity as a Co-Chairman of the Corporation.
(3)	Compensation was paid to Mr. Lasker by Adira Israel for services provided in his capacity as VP Business Development of Adira Israel.
(4)	Mr. Inwentash resigned from the Board on February 11, 2013.
(5)	Mr. Leitman resigned from the Board on March 10, 2013.
(6)	Mr. Barkat resigned from the Board on July 6, 2012.
(7)	Ms. Reznik resigned from the Board on July 6, 2012.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the directors of the Corporation (other than directors who are also Named Executive Officers) as of December 31, 2012. There were no share-based awards outstanding as of December 31, 2012.

Option-Based Awards
Name(1)	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)
	(#)	(US$)		(US$)
Dennis Bennie	296,000 250,000 100,000 1,520,000	0.25 0.61 0.80 0.20	August 20, 2014 January 27, 2015 January 10, 2015 August 21, 2017	Nil Nil Nil Nil
Amos Lasker	1,000,000	0.20	August 21, 2017	Nil
Colin Kinley	400,000 250,000 250,000 800,000 100,000 150,000	0.25 0.25 0.60 0.80 0.80 0.20	August 31, 2014 September 23, 2014 January 28, 2015 January 17, 2017 March 17, 2017 August 21, 2017	Nil Nil Nil Nil Nil Nil
Richard Crist	600,000	0.20	August 21, 2017	Nil
Sheldon Inwentash	100,000 1,140,000	0.51 0.20	June 24, 2016 August 21, 2017	Nil Nil
Orit Lietman	Nil	Nil	Nil	Nil
Eli Barkat(3)	Nil	Nil	Nil	Nil
Yael Reznik(4)	Nil	Nil	Nil	Nil

Notes:

(1)	Information regarding Messrs. Walter and Friedman is set out above under “Summary Compensation Table – Named Executive Officers”.
(2)

The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.10 for the Common Shares on the Exchange on December 31, 2012 and the exercise price of the options, multiplied by the number of unexercised options.

(3)	As of December 31, 2012, all of Mr. Barkat’s options have either been exercised or expired.
(4)	As of December 31, 2012, all of Ms. Reznik’s options have either been exercised or expired.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by each director of the Corporation (other than directors who are also Named Executive Officers) during the year ended December 31, 2012 (in thousands of US dollars).

Name(1)	Option-based awards – Value vested during the year(2)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	(US$)	(US$)	(US$)
Dennis Bennie	Nil	Nil	Nil
Amos Lasker	Nil	Nil	Nil
Colin Kinley	Nil	Nil	Nil
Richard Crist	Nil	Nil	Nil
Sheldon Inwentash	Nil	Nil	Nil
Orit Lietman	Nil	Nil	Nil
Eli Barkat	Nil	Nil	Nil
Yael Reznik	Nil	Nil	Nil

Notes:

(1)	Information regarding Messrs. Walter and Friedman is set out above under “Summary Compensation Table – Named Executive Officers”.

(2)

The “value vested during the year” is calculated based on the difference between the closing price for the Common Shares on the Exchange as of the date of vesting and the exercise price of the options, multiplied by the number of vested options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Stock Option Plan as at December 31, 2012. There were no equity compensation plans not approved by security holders of the Corporation as at December 31, 2012.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
	(#)	($)	(#)
Equity compensation plans approved by security holders	115,084,124	0.26	417,000
Total	115,084,124	0.26	417,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2012 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended December 31, 2012 or as at the date of this Circular in connection with security purchase programs or other programs.

REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation’s corporate governance practices, which addresses the matters set out in NI 58-101 – Disclosure of Corporate Governance Practices, is set out at Schedule “B” to this Circular.

AUDIT COMMITTEE DISCLOSURE

The audit committee of the Corporation’s (the “Audit Committee”) primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management.

A copy of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “C” to this Circular.

Composition of Audit Committee

The Audit Committee is comprised of Messrs. Bennie, Crist and Friedman. Messrs. Bennie and Crist are “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Friedman is not considered independent as he is currently an officer of the Corporation. The Corporation is of the opinion that all three members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.

Relevant Education and Experience

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set forth below:

(a)	Dennis Bennie: Mr. Bennie qualified as a chartered accounting in 1975. Over the past 25 years, Mr. Bennie has founded and managed several private and public companies.

(b)	Richard Crist: Mr. Crist has over 45 years of corporate and senior management experience in the oil and gas industry.

(c)

Alan Friedman: Mr. Friedman has played an integral role in the acquisition of various mining and oil and gas assets, financings and go -public transactions for many resource companies over the past 13 years. He has and continues to sit as a director on several boards.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

As the Corporation is listed on the Exchange, it is a "venture issuer" and avails itself of exemptions from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110, which require the independence of each member of an audit committee and the disclosure of audit committee information in an annual information form, respectively.

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.

External Auditor Service Fees (By Category)

The following table sets forth information regarding the amount billed to the Corporation by its principal independent auditors for the years ended December 31, 2012 and December 31, 2011.

	Year Ended December 31,
	2012 (US$)	2011 (US$)
Audit Fees(1):	$155,000	$110,000
Audit Related Fees(2):	$88,000	$18,000
Tax Fees(3):	$120,000	$64,000
Total:	$363,000	$174,000

Notes:

(1)

This category includes the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations,

(3)	This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director or executive officer of the Corporation, or any person who has held such a position since the beginning of the Corporation’s last fiscal year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the Corporation, no person or company who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012. In addition, copies of the Corporation’s annual financial statements and MD&A and this Circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

DATED as of the 10th day of July, 2013.

BY ORDER OF THE BOARD

(Signed) DENNIS BENNIE
Co-Chairman of the Board

SCHEDULE "A"
STOCK OPTION PLAN

ADIRA ENERGY LTD.

STOCK OPTION PLAN

(August 31, 2009, amended April 13, 2011, May 30, 2012)

5.6	Non Exclusivity and Corporate Action	18
5.7	Employment and Board of Directors Position Non-Contractual	18
5.8	Indemnification	18
5.9	Notices	18
5.10	Governing Law	19

ADIRA ENERGY LTD.

STOCK OPTION PLAN

(August 31, 2009, amended April, 2011, May 30, 2012)

1.	PURPOSE

1.1	Purpose

The purpose of the Plan is to advance the interests of Adira Energy Ltd. (the “Corporation”) by attracting, retaining and motivating persons as directors, officers, key employees and consultants of the Corporation and its Affiliated Corporations and providing them with a greater incentive to develop and promote the growth and success of the Corporation by granting to them options to purchase shares in the capital of the Corporation.

2.	INTERPRETATION

2.1	Definitions

For the purposes of the Plan, unless they are otherwise defined elsewhere herein, the following terms have the following meanings, respectively:

(a)	“Affiliate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

(b)	“Affiliated Corporation” is a corporation which is an “affiliate” (as such term is defined in the Securities Act (Ontario), as amended from time to time) of the Corporation;

(c)

“Applicable Law” means the requirements relating to the administration of stock option plans under the applicable corporate and securities laws of Ontario and Canada, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to Options granted under the Plan;

(d)	“Associate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means a day that is not a Saturday, a Sunday or a statutory or legal holiday in Toronto, Ontario;

(g)

“Cause” means any act or omission by the Optionee which would in law permit an employer to, without notice or payment in lieu of notice, terminate the Optionee’s employment or services, and shall include, without limitation, the meaning attributed thereto in the employment agreement or consulting agreement, as may be applicable, of such Optionee;

(h)	“Change of Control” has the meaning set forth in Subsection 4.11(a) hereof;

(i)	“Change of Control Price ” has the meaning set forth in Subsection 4.11(a) hereof;

(j)	“Committee” has the meaning set forth in Subsection 3.1(c) hereof;

(k)	“Consultant Optionee” means an individual, other than an Employee Optionee or an Executive Optionee, that:

(i)

is engaged to provide on an ongoing bona fide basis consulting, technical, management or other services to the Corporation or to an Affiliated Corporation, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Corporation or an Affiliated Corporation and the individual or a Consultant Company or Consultant Partnership of the individual;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Corporation; and

(iv) has a relationship with the Corporation or an Affiliated Corporation that enables the Consultant to be knowledgeable about the business and affairs of the Corporation.

(l)	“Consultant Company” means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

(m)	“Consultant Partnership” means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

(n)	“Corporation” means Adira Energy Ltd. and includes any successor corporation thereto;

(o)	“Date of Grant” means, for any Option, the date specified by the Board at the time it grants the Option or, if no such date is specified, the date upon which the Option was granted;

(p)

“Disability” means the mental or physical state of the Optionee such that, as a result of illness, disease, mental or physical disability or similar cause, the Optionee has been unable to fulfil his or her obligations as an employee or consultant of the Corporation or an Affiliated Corporation either for any consecutive six month period or for any period of twelve months (whether or not consecutive) in any consecutive 12-month period, provided that, where the Optionee has entered into a written employment or consulting agreement with the Corporation or an Affiliated Corporation, “Disability” will have the meaning attributed to that term, or the term equivalent in concept, contained in that employment or consulting agreement;

(q)	“Eligible Person” means a bona fide Consultant Optionee, Employee Optionee or Executive Optionee or any of their subsidiaries;

(r)

“Eligible Transferee” means, in respect of a particular Optionee, such of the following as have specifically been designated by the Board as an Eligible Transferee of such Optionee: (i) a registered retirement savings plan or a registered retirement investment fund, of which the Optionee is the beneficiary; (ii) a Holding Company; or (iii) a trust, the beneficiary of which is the Optionee;

(s)

“Employee Optionee” means a current full-time or part-time employee or contract employee of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.8 and 4.9, any registered retirement savings plans or registered income funds established by or for the employee (or under which such employee is the beneficiary) and a Holding Company of such individual;

(t)

“Exchange” means the stock exchange or quotation system and, where the context permits, includes all other stock exchanges and quotation systems designated by the Board, on which the Shares are or may be listed or quoted from time to time (provided that if, for the purposes of the Plan it is necessary to have reference to a single Exchange, then such Exchange shall be any stock exchange or quotation system on which the Shares are then listed or quoted as designated by the Board);

(u)

“Executive Optionee” means a current director or an officer of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.8 and 4.9, any registered retirement savings plans or registered retirement income funds established by or for the individual director or officer (or under which such director or officer is the beneficiary) and a Holding Company of such individual;

(v)	“Exercise Price” has the meaning set forth in Section 4.2 hereof;

(w)

“Fair Market Value” means, at any date in respect of Shares, the closing price of such Shares on the Exchange on the last Business Day preceding such date (less the applicable discount). In the event that such Shares did not trade on such Business Day, the Fair Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date or such other price determined by the Board, acting reasonably;

(x)	“Holding Company” means a corporation wholly-owned and controlled by an Optionee;

(y)	“Insider” has meaning ascribed thereto in the Securities Act (Ontario);

(z)	“Option” means a right granted to an Eligible Person to purchase Shares on the terms of the Plan;

(aa)

“Optionee” means the Eligible Person to whom an Option has been granted and includes, other than for the purposes of Sections 4.8 and 4.9 hereof, any Eligible Transferee to whom an Optionee has transferred an Option in accordance with the terms of the Plan;

(bb)	“Option Agreement” has the meaning set forth in Section 4.5 hereof;

(cc)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association or organization, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(dd)	“Plan” means this stock option plan of the Corporation (as the same may be amended or varied from time to time);

(ee)

“Retirement” means retirement from active employment with the Corporation or an Affiliated Corporation at or after the age of 65 or, with the consent for the purposes of the Plan of such officer of the Corporation or an Affiliated Corporation as may be designated by the Board, at or after such earlier age and upon the completion of such years of service as the Board may specify;

(ff)

“Shares” means the common shares in the capital of the Corporation as constituted from time to time or, in the event of an adjustment contemplated by Section 5.1 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(gg)	“Termination Date” means:

(i)

in the case of an Employee Optionee or Executive Optionee whose employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.8 or 4.9 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the last day of the Optionee’s employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, and “Termination Date” specifically does not mean the date on which any period of contractual or reasonable notice that the Corporation or an Affiliated Corporation, as the case may be, may be required by contract or at law to provide to the Optionee would expire;

(ii)

in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the date which is the earliest of: (A) the date that such Executive Optionee resigns as a director of the Corporation or an Affiliated Corporation; (B) the date that such Executive Optionee is not re-elected as a director; and (C) the date that such Executive Optionee is removed from the board of directors of the Corporation or an Affiliated Corporation; and

(iii)

in the case of a Consultant Optionee whose consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.8 or 4.9 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the date on which the Optionee’s consulting agreement or arrangement is terminated, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or an Affiliated Corporation, as the case may be, may be required to provide to the Optionee under the terms of the consulting agreement or arrangement would expire;

or such later date as may be determined by the Board in the case of Options granted to a specific Optionee;

(hh)

“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, hypothecation, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words “Transferred”, “Transferring” and similar words have corresponding meanings; and

(ii)	“Vesting Schedule” has the meaning set forth in Section 4.4 hereof.

2.2	Interpretation

(a)

Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of the terms and conditions of the Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

	(b)	As used herein, the terms “Article”, “Section”, “Subsection” and paragraph” mean and refer to the specified Article, Section, Subsection and paragraph hereof, respectively.

	(c)	Words importing the singular number only include the plural and vice versa, and words indicating gender include all genders.

	(d)	In the Plan, a Person is considered to be “controlled” by a Person if:

		(i)	in the case of a corporation or similar entity,

			(A)	voting securities of the first-mentioned Person carrying more than 50%

of the votes ordinarily exercisable at meetings of shareholders of the corporation are held, otherwise than by way of security only, by or for the benefit of the other Person; and

			(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned Person;

		(ii)	in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

		(iii)	in the case of a limited partnership, the general partner is the second-mentioned Person.

3.	ADMINISTRATION

3.1	Administration

(a)

The Plan shall be administered by the Board in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted, the number of Shares which will be optioned from time to time to any Eligible Person and the terms and conditions of the Option.

(b)

Subject to Applicable Law, Subsection 3.1(c) hereof and the limitations of the Plan, the Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

		(i)	grant Options to Eligible Persons;

(ii)	determine the terms, limitations, restrictions and conditions upon such grants;

(iii)	interpret and construe the terms and conditions of the Plan and the Options;

(iv)	adopt, amend and rescind such administrative guidelines and other rules relating to the Plan as the Board may from time to time deem advisable; and

(v)	make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as the Board may deem necessary or advisable.

The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for Persons who are residing in, or subject to, the taxes of, any jurisdiction outside of Canada (including, without limitation, countries, states, provinces and localities) to comply with applicable tax, and securities and other laws and may impose any limitations and restrictions that it deems necessary to comply with the applicable tax, securities and other laws of such jurisdiction outside of Canada.

Any decision, interpretation or other action made or taken in good faith by or at the direction of the Corporation, the Board or the Committee or any of its members arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Corporation, Optionees and their respective heirs, executors, administrators, successors and permitted assigns.

The Board’s interpretation, construction or determination of its guidelines and rules will be conclusive and binding upon all parties concerned. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of an Affiliated Corporation as the Board may in its sole discretion determine.

(c)

To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under the Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plan in this context is final and conclusive. If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the by-laws of the Corporation, at such times and places as it shall deem advisable; including, without limitation, by telephone conference or by written consent to the extent permitted by Applicable Law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all the Committee members in accordance with the by-laws of the Corporation, shall be fully as effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

(d)

Notwithstanding the foregoing, the additional provisions set forth in Exhibit “A” attached hereto entitled “Provisions Applicable to Residents of Israel” shall apply to those Participants (as hereinafter defined) who are resident in the State of Israel (Participants who are residents of Israeli are referred to herein as “Israeli Participants”).

3.2	Shares Reserved

(a)

Options may be granted in respect of authorized and unissued Shares. Subject to an increase by the Board in its sole and absolute discretion, Applicable Law and any shareholder or other approval which may be required, and subject further to any adjustments pursuant to Section 5.1, the maximum aggregate number of Shares which may be reserved by the Corporation for issuance under the Plan will be such number of Shares as is equal to 10% of the aggregate number of outstanding Shares from time to time.

(b)

Any Shares subject to an Option which has been granted under the Plan and which is cancelled or terminated for any reason without having been exercised will be added back to the number of Shares reserved for issuance under the Plan and such Shares will again be available for grant under the Plan. No fractional Shares may be issued, and the Board may determine the manner in which any fractional Share value will be treated.

3.3	Eligibility

Participation in the Plan shall be limited to Eligible Persons. Participation shall be voluntary and the extent to which any Eligible Person shall be entitled to participate in the Plan shall be, subject to the terms of the Plan and Applicable Law, determined in the sole and absolute discretion of the Board. Eligibility to participate does not confer upon any Optionee any right to be granted Options pursuant to the Plan.

4.	OPTIONS

4.1	Grants

	(a)	The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Person.

(b)

Subject to the Plan, the Board may impose limitations, restrictions and conditions, in addition to those set out in the Plan, that are applicable to the exercise of an Option, including, without limitation, the nature and duration of any restrictions applicable to a sale or other disposition of Shares acquired upon exercise of an Option and the nature of events, if any, that may cause any Optionee’s rights in respect of Shares acquired upon exercise of an Option to be forfeited and the duration of the period of such forfeiture.

	(c)	An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

	(d)	the Corporation shall not grant Options:

(i)

to any one person in any 12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding Shares of the Corporation unless disinterested shareholder approval is obtained;

(ii)	to any one Consultant which could, when exercised, in any 12 month period result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation;

(iii)

to all persons employed by the Corporation who perform investor relations activities which could, when exercised, in any 12 month period result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation nor shall more than 1/4 of any such Options vest in any three month period;

(iv)

if the aggregate number of Shares issuable pursuant to Options granted to Insiders pursuant to the Plan and other security based compensation arrangements would exceed 10% of the Corporation’s total issued and outstanding Common Shares unless disinterested shareholder approval is obtained; or

(v)

if the aggregate number of Shares issued to Insiders pursuant to the Plan and other security based compensation arrangements within any one-year period would exceed 10% of the Corporation’s total issued and outstanding Shares, unless disinterested shareholder approval is obtained.

4.2	Exercise Price

(a)

Subject to Applicable Law and to adjustment from time to time in accordance with Section 5.1 hereof, the exercise price (the “Exercise Price”) of an Option granted pursuant to the Plan will be as determined by the Board but in any event, unless otherwise determined by the Board, shall not be less than the Fair Market Value of the Shares on the Business Day immediately prior to the Date of Grant.

(b) Furthermore, disinterested shareholder approval is required in order to reduce the exercise price of an Optionee that is an Insider of the Corporation at the time of the proposed amendment.

4.3	Term of Options

Subject to any accelerated termination as set forth in the Plan, Options must expire no later than ten (10) years after the Date of Grant or such lesser period as applicable regulatory authorities or Applicable Law may require.

4.4	Vesting of Options

(a)

The Board may determine, in its sole discretion, in respect of an Option, when an Option will become exercisable and the extent to which an Option will vest or will be exercisable in instalments (the “Vesting Schedule”) and such Vesting Schedule shall be set forth in the applicable Option Agreement. For example, the Board may, in its sole discretion, provide that the vesting of an Option be dependent on the passage of time and/or on the achievement of specified milestones or thresholds.

	(b)	Any Options issued to a Consultant Optionee must vest in stages over at least a 12 month period with no more than ¼ of such Options vesting in any three (3) month period.

(c)

Once a portion of an Option vests and becomes exercisable, it shall remain exercisable until expiration or termination of such Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 4.11 hereof with respect to a Change of Control. Each Option or portion thereof may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.

4.5	Option Agreements

Each Option must be confirmed by an agreement (an “Option Agreement”), in the form of option agreement attached hereto as Exhibit “B” and for Israeli Participants, the form attached hereto as Exhibit “C”, as such forms may be amended by the Board from time to time, and with such changes thereto as may be necessary for any particular Option to a particular Optionee, signed by the Corporation and by the Optionee. In the event an Option is Transferred in accordance with the terms of the Plan, it shall be a condition to the effectiveness of such Transfer that the Eligible Transferee enter into an Option Agreement on the same terms and conditions.

4.6	Exercise of Option and Payment of Exercise Price

The Optionee may, from time to time and at any time after the vesting of an Option and prior to the expiry of such Option, elect to purchase all or a portion of the Shares available for purchase by lump sum payment by delivering to the Corporation at its registered office (or other office designated in writing by the Corporation to the Optionee), a completed Notice of Exercise substantially in the form attached hereto as Exhibit “D”. Such notice shall specify the number of Shares the Optionee desires to purchase and shall be accompanied by payment in full of the Exercise Price for such Shares. Subject to the provisions of the immediately following sentence, payment may be made by bank draft or certified cheque payable to the order of the Corporation at the time of exercise. Upon receipt of payment in full or, in the discretion of the Board, upon the determination that the fair value of property or past services provided by the Optionee is equal to or greater than the Exercise Price if the Shares had been issued for money, and in any event, subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non assessable. Without derogating from the aforementioned, as long as the Corporation’s share are listed for trade on a recognized stock exchange, payment of the Exercise Price may be made all or in part by delivery (on a form prescribed by the Board) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Corporation in payment of the aggregate Exercise Price.

4.7	Prohibition on Transfer of Options and Shares

(a)

Subject to the other provisions of this Section 4.7 and Section 4.8, an Option is personal to the Optionee and is non-assignable, other than by will or laws of descent and distribution, and such Option shall be exercisable during the Optionee’s lifetime only by the Optionee to which such Option has been granted. No Optionee may deal with any Option or any interest in it or Transfer any Option now or hereafter held by the Optionee except in accordance with the Plan. If an Optionee’s Holding Company ceases to be wholly-owned by the Optionee, the Holding Company will be deemed to have Transferred any Options held by such Holding Company to the Optionee. A purported Transfer of any Option in violation of the Plan will not be valid and the Corporation will not be required to issue any Shares upon the attempted exercise of an improperly Transferred Option. Nothing contained herein shall permit any Optionee to transfer any Option, whether to an Eligible Transferee or otherwise, without the prior written consent of the Board. Subject to Applicable Law and subject to the prior written consent of the Board, an Option may be transferred to and from the Optionee and an Eligible Transferee provided that the transferor delivers to the Corporation at its registered office a completed Notice of Transfer substantially in the form attached hereto as “Exhibit “E”.

(b)

Options and Shares issued upon exercise thereof are subject to transfer and resale restrictions pursuant to the constating documents of the Corporation and Applicable Law. The Optionee is responsible for obtaining such legal advice as may be appropriate in connection with any transfer or resale of Options and Shares issued upon the exercise thereof.

4.8	Death, Disability or Retirement of Optionee

If,

(a)	an Employee Optionee or an Executive Optionee dies or becomes Disabled while an employee, director or officer of the Corporation or an Affiliated Corporation, as the case may be;

(b)

a Consultant Optionee’s consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, is terminated by reason of the death or Disability of such Optionee; or

(c)	the employment or term of office of an Employee Optionee or an Executive Optionee with the Corporation or an Affiliated Corporation, as the case may be, terminates due to Retirement,

then

(d)

the executor, administrator or other legal representative of such Optionee’s estate or such Optionee, as the case may be, may exercise any Options granted to such Optionee to the extent that such Options were exercisable at the date of such death, Disability or Retirement and the right to exercise such Options shall terminate on the earlier of:

	(i)	the date that is 180 days from the date of such Optionee’s death, Disability or Retirement; and

	(ii)	the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be,

provided that any Options granted to such Optionee that were not exercisable at the date of the death, Disability or Retirement shall immediately expire and be cancelled on such date; and

(e)	such Optionee’s eligibility to receive further grants of Options under the Plan shall cease as of the date of such Optionee’s death, Disability or Retirement, as the case may be.

With regard to Options held by a trustee of an Israeli Participant, this Section will apply to the Israeli Participants.

4.9	Termination of Employment or Services by reason other than Death, Disability or Retirement

(a)

Where, in the case of an Employee Optionee or Executive Optionee, an Optionee’s employment or term of office with the Corporation or an Affiliated Company ceases by reason of the Optionee’s death, Disability or Retirement, then the provisions of Section 4.9 hereof shall apply.

(b)	Where, in the case of an Employee Optionee or Executive Optionee, an Optionee’s employment or term of office with the Corporation or an Affiliated Corporation terminates by reason of:

(i)

termination by the Corporation or an Affiliated Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice);

(ii)	voluntary resignation by such Optionee; or

(iii)

in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the failure of such Executive Optionee to be re-elected as a director or the removal of such Executive Optionee from the board of directors of the Corporation or an Affiliated Corporation, then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 30 days following the Termination Date; and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on the Termination Date.

(c)

Where, in the case of an Employee Optionee or Executive Optionee, such Optionee’s employment or term of office with the Corporation or an Affiliated Corporation is terminated by the Corporation or Affiliated Corporation for Cause then any Options granted to such Optionee, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

(d)	Where, in the case of a Consultant Optionee, such Optionee’s consulting agreement or arrangement terminates by reason of:

(i)

termination by the Corporation or an Affiliated Corporation for any reason other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee’s consulting agreement or arrangement); or

	(ii)	voluntary termination by such Optionee,

then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 30 days following the Termination Date; and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on such date.

(e)

Where, in the case of a Consultant Optionee, such Optionee’s consulting agreement or arrangement is terminated by the Corporation or an Affiliated Corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee’s consulting agreement or arrangement), then any Options granted to such Optionee, whether or not such Options are exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

(f)

Unless the Board, in its discretion, otherwise determines at any time and from time to time, Options shall not be affected by any change of employment or consulting arrangement within or among the Corporation or an Affiliated Corporation for so long as an Employee Optionee continues to be an employee of the Corporation or an Affiliated Corporation, or for so long as the Executive Optionee continues to be a director or officer of the Corporation or an Affiliated Corporation, or for so long as the Consultant Optionee continues to be engaged as a consultant to the Corporation or an Affiliated Corporation, as the case may be. For greater certainty, if an Optionee ceases to be an Executive Optionee but remains an Employee Optionee, the Options granted to such Optionee shall not be affected by such change.

4.10	Discretion to Permit Exercise

Notwithstanding the provisions of Sections 4.8 and 4.9 hereof, the Board may, in its discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by an Optionee in the manner and on the terms authorized by the Board, provided that the Board shall not, in any case, authorize the exercise of an Option pursuant to this Section beyond the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be.

4.11	Change of Control

	(a)	For the purposes of the Plan,

(i)

“Change of Control” shall mean the happening of any of the following events: (A) any transaction pursuant to which the Corporation goes out of existence; (B) any transaction pursuant to which any Person or any Associate or Affiliate of such Person and any Person acting jointly or in concert with such Person (within the meaning of the Securities Act (Ontario)) (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)), hereafter acquires the direct or indirect “beneficial ownership” (as such term is defined in the Business Corporations Act (Ontario)) of securities of the Corporation representing 50% or more of the aggregate votes of all of the Corporation’s then issued and outstanding securities; (C) the sale of all or substantially all of the Corporation’s assets to a Person other than a Person that is an Affiliated Corporation; (D) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliated Corporations prior to such event; or (E) the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise; and

	(ii)	“Change of Control Price” shall mean the highest price per Share paid in any transaction related to a Change of Control.

(b)

Notwithstanding anything else in the Plan or contained in any Option Agreement, unless otherwise determined by the Board, outstanding Options shall be converted or exchanged into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, (each such Option hereinafter called an “Alternative Option”) and any such Alternative Option must meet the following criteria:

	(i)	the Alternative Option must be based on stock which is traded on an established securities market, or which will be so traded within 30 days of the Change of Control;

(ii)

the Alternative Option must provide such Optionee with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, an identical or better exercise schedule; and

(iii)

the Alternative Option must have economic value substantially equivalent to the value of such Option (determined at the time of the Change of Control) (having regard to such factors as the Board shall reasonably consider applicable).

(c)

The Board may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding the Vesting Schedule or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the Change of Control, provided, however, that the Board shall not, in any case, authorize the exercise of Options pursuant to this Section beyond the date of expiration specified in the Option Agreement or resolution of the Board granting such Options, as the case may be. If the Board elects to accelerate the vesting of the Options, and if any of such Options are not exercised within five Business Days following the giving of notice of such acceleration, such unexercised Options shall terminate and expire upon the completion of the proposed Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Options shall be retracted and vesting shall instead revert to the manner provided in the Vesting Schedule or Option Agreement.

(d)

The Board, in its sole discretion, may provide for the purchase of any Option by the Corporation or an Affiliate or other Person upon (or prior to) the completion of the Change of Control for an amount equal to: (i) the Change of Control Price of each Share underlying an Option multiplied by the Shares underlying such Options, less (ii) the aggregate Exercise Price of such Options.

(e)

If, in connection with a Change of Control, the shareholders of the Corporation are to receive consideration other than consideration consisting solely of cash, then the Board may determine, prior to the occurrence of the Change of Control, that upon the exercise of any Options after the Change of Control, that the Optionees shall be entitled to receive that consideration which they would have received had they exercised their Options immediately prior to the Change of Control and sold their Shares on the same terms and conditions as the shareholders of the Corporation who sold their Shares in connection with the Change of Control.

5.	GENERAL

5.1	Capital Adjustments

(a)

The existence of any Options shall not affect in any way the right and power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Subsection 5.1(a) would have an adverse effect on the Plan or any Option granted hereunder.

(b)

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, other than a Change of Control, subject to any prior approval required of applicable regulatory authorities, the Board may make appropriate substitution or adjustment in:

		(i)	the Exercise Price of unexercised Options;

		(ii)	the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

		(iii)	the number and kind of shares subject to unexercised Options theretofore granted and in the Exercise Price of those shares,

provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

(c)	The distribution of a cash dividend and/or any rights offering to other shareholders of the Company, shall not trigger any adjustment to the Options granted under this Plan.

5.2	Conditions of Exercise

The Plan and Options are subject to the requirement that if at any time the Board determines that: (a) the listing, registration or qualification of the Shares subject to such Option upon any stock exchange or quotation system or under any provincial, state or federal law, or that the consent or approval of any governmental body, stock exchange or quotation system or of the holders of the Shares generally, is necessary or desirable, as a condition of, or in connection with the granting of such Option or the issuance of Shares upon the exercise thereof; or (b) the grant of an Option or the issuance of Shares upon the exercise thereof is in conflict with or is inconsistent with Applicable Law, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained or such conflict or inconsistency is no longer outstanding, each free of any conditions not acceptable to the Board. The Optionees shall, to the extent applicable, co-operate with the Corporation in relation to such registration, qualification or other approval and shall have no claim or cause of action against the Corporation or any of its officers or directors as a result of any failure by the Corporation to obtain or to take any steps to obtain any such registration, qualification, or approval.

5.3	Amendment and Termination

(a)

The Board may amend, suspend or terminate the Plan or any portion of it at any time in accordance with Applicable Law and subject to any required regulatory, Exchange or shareholder approval. However, subject to the terms hereof, unless consent is obtained from the Optionee affected, no amendment, suspension or termination may alter or impair any Options, or any rights related to Options, that were granted to that Optionee prior to the amendment, suspension or termination.

(b)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules adopted by the Board and in force at the time of termination of the Plan will continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

(c)

Subject to Applicable Law and to any necessary prior approval of applicable regulatory authorities and with the consent of the affected Optionee, the Board may amend or modify any outstanding Option in any manner, including, without limitation, by changing the date or dates as of which, or the price at which, an Option becomes exercisable, so long as the Board would have had the authority to grant initially the Option as so modified or amended.

5.4	Status as Shareholder

Optionees shall not have any rights as a shareholder with respect to Shares until full payment of the Exercise Price for the Shares has been made to the Corporation and the Corporation has issued the Optionee’s Shares.

Upon becoming a shareholder of the Corporation, an Optionee may only transfer Shares in accordance with and subject to Applicable Law and the constating documents of the Corporation.

5.5	Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that an Optionee pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes.

5.6	Non Exclusivity and Corporate Action

(a) Subject to any required regulatory or shareholder approval, nothing contained herein will prevent the Board from adopting other additional compensation arrangements for the benefit of any Optionee.

(b)

Nothing contained in the Plan or in the Options shall be construed so as to prevent the Corporation or any subsidiary of the Corporation from taking corporate action which is deemed by the Corporation or the subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

5.7	Employment and Board of Directors Position Non-Contractual

The granting of an Option to an Optionee under the Plan does not confer upon the Optionee any right to continue in the employment of the Corporation or any Affiliated Corporation or as a member of the Board, as the case may be, nor does it interfere in any way with the rights of the Optionee or of the Corporation’s rights to terminate the Optionee's employment or consulting arrangements at any time or of the shareholders' right to elect one or more directors of the Corporation.

5.8	Indemnification

Every member of the Board will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Board member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Board member, otherwise by the Corporation, for or in respect of any act done or omitted by the Board member in respect of the Plan, such costs, charges and expenses to include any amount paid to settle such action, suite or proceeding or in satisfaction of any judgement rendered therein.

5.9	Notices

All written notices to be delivered by the Optionee to the Corporation may be delivered personally, by facsimile or by registered mail, postage prepaid, addressed as follows:

Adira Energy Ltd.
Suite 1204
120 Adelaide St. West
Toronto, Ontario
M5H 1T1

Attention:	Alan Friedman, Executive Vice-President
Facsimile No.:	(416) 250-6330

Any notice delivered by the Optionee pursuant to the terms of the Option shall not be effective until actually received by the Corporation at the above address. Any notice to be delivered to the Optionee shall be effective when delivered personally (effective at the time of delivery), by facsimile transmission (effective one day after transmission) or by postage prepaid mail to the last address of the Optionee on the records of the Corporation (which shall be deemed effective the first Business Day after mailing).

5.10	Governing Law

This Plan is created under and is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, except for Exhibit “A”, which will be governed and construed in accordance with the laws of the State of Israel.

EXHIBIT “A”

ISRAEL APPENDIX

DEFINITIONS

For purposes of this Annex and the Option Agreement, the following definitions shall apply:

(a)	“Affiliate” - any “employing corporation” within the meaning of Section 102(a) of the Ordinance.

(b)	“Approved 102 Option” - an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

(c)

“Capital Gain Option (CGO)” - an Approved 102 Option elected and designated by the Corporation to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

(d)	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

(e)	“Corporation” - Adira Energy Ltd.

(f)

“Employee” - a person who is employed by an Israeli resident Affiliate, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder, all as determined in Section 102 of the Ordinance.

(g)	“ITA” - the Israeli Tax Authorities.

(h)	“Non-Employee” - a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

(i)

“Ordinary Income Option (OIO)” - an Approved 102 Option elected and designated by the Corporation to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

(j)	“Plan” – The Corporation’s Stock Option Plan dated August 31, 2009.

(k)	“102 Option” - any Option granted to Employees pursuant to Section 102 of the Ordinance.

(l)	“3(i) Option” - an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non-Employee.

(m)	“Ordinance” - the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

(n)	“Section 102” - Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

(o)	“Trustee” - any individual or entity appointed by the Corporation to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

(p)	“Unapproved 102 Option” - an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

For the avoidance of any doubt, it is hereby clarified that any capitalized terms not specifically defined in this Annex shall be construed according to the interpretation given to it in the Plan.

1. GENERAL

1.1. This Annex (the: “Annex”) shall apply only to Optionees who are residents of the state of Israel at the date of grant or those who are deemed to be residents of the state of Israel for the payment of tax at the date of grant. The provisions specified hereunder shall form an integral part of the Plan, which applies to the issuance of options to purchase Shares of the Corporation. According to the Plan, options to purchase the Corporation’s Shares may be issued to employees, directors, consultants and service provides of the Corporation or its affiliates.

1.2 This Annex is effective with respect to Options granted following Amendment no. 132 of the Ordinance, which entered into force on January 1, 2003.

1.3 This Annex is to be read as a continuation of the Plan and only modifies options granted to Israeli Optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as specified herein), as may be amended or replaced from time to time. For the avoidance of doubt, this Annex does not add to or modify the Plan in respect of any other category of Optionees.

1.4 The Plan and this Annex are complimentary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Annex and the Plan, the provisions set out in the Annex shall prevail.

2. ISSUANCE OF OPTIONS

2.1 The persons eligible for participation in the Plan as Optionees shall include any Employees and/or Non-Employees of the Corporation or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Options.

2.2 The Corporation may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

2.3 The grant of Approved 102 Options shall be made under this Annex adopted by the Board, and shall be conditioned upon the approval of this Annex by the ITA.

2.4 Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

2.5 No Approved 102 Options may be granted under this Annex to any eligible Employee, unless and until, the Corporation’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the: “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of an Approved 102 Option under this Annex and shall remain in effect at least until the end of the year following the year during which the Corporation first granted Approved 102 Options. The Election shall obligate the Corporation to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Corporation from granting Unapproved 102 Options simultaneously.

2.6 All Approved 102 Options must be held in trust by a Trustee, as described in Section 3 below.

2.7 For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

3. TRUSTEE

3.1 Approved 102 Options which shall be granted under this Annex and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the: “Holding Period”). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

3.2 Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

3.3 With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, a Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

3.4 Upon receipt of Approved 102 Option, the Optionee will sign an undertaking in which he or she will give his or her consent to the grant of the Option under Section 102, and will undertake to comply with the terms of Section 102 and the trust agreement between the Corporation and the Trustee.

3.5 Approved 102 Options that do not comply with the requirements of Section 102 shall be considered either 3(i) Options or Unapproved 102 Options as applicable.

4. THE OPTIONS

The terms and conditions, upon which the Options shall be issued and exercised, shall be as specified in the Option Agreement to be executed pursuant to the Plan and to this Annex. Each Option Agreement shall state, inter alia, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the vesting provisions and the Exercise Price.

5. FAIR MARKET VALUE

Without derogating from the definition of “Fair Market Value” enclosed in Section 2.1(w) of the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Corporation’s shares are listed on any established stock exchange or a national market system or if the Corporation’s shares will be registered for trading within ninety (90) days following the date of grant of the CGOs, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Corporation’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

6. EXERCISE OF OPTIONS

Options shall be exercised and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the in accordance with the provisions of Section 4.6 of the Plan.

7. ASSIGNABILITY AND SALE OF OPTIONS

7.1 Notwithstanding Section 4.7 of the Plan and any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

7.2 As long as Options or Shares purchased pursuant to thereto are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

7.3 Notwithstanding Section 4.7 of the Plan and in addition thereto, any Notice of Transfer shall be, when applicable, in accordance with the provisions and requirements of Section 102.

8. INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S PERMIT

8.1 With regards to Approved 102 Options, the provisions of the Plan and/or the Annex and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Annex and of the Option Agreement.

8.2 Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Annex or the Option Agreement, shall be considered binding upon the Corporation and the Optionees.

9. DIVIDEND

Subject to the Corporation’s incorporation documents, with respect to all Shares (but excluding, for avoidance of any doubt, any unexercised options) allocated or issued upon the exercise of Options and held by the Optionee or by the Trustee as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such shares, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102

10. TAX CONSEQUENCES

10.1 Notwithstanding Section 5.5 of the Plan and in addition thereto, any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Corporation, and/or its Affiliates, and the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Corporation and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Corporation and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

10.2 The Corporation and/or, when applicable, the Trustee shall not be required to release any share certificate to an Optionee until all required payments have been fully made.

10.3 With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Corporation or any Affiliate, the Optionee shall extend to the Corporation and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

EXHIBIT “B”

OPTION AGREEMENT

____________________________
Optionee:	(name)

____________________________
____________________________
____________________________
(Address)

Grant:	____________________________
Maximum Number of Shares
Option Exercise Price:	$____________per Share
Date of Grant:	___________________, 20___
Expiry Date:	___________________, 20___
Vesting Schedule:

Date of Vesting Instalment (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1
2
3
4

This Option Agreement is made under and is subject in all respects to the Stock Option Plan dated August 31, 2009 (as may be supplemented and amended from time to time) (the “Plan”) of Adira Energy Ltd. (the “Corporation”), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan as if the Plan was set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price. All undefined terms contained herein shall have the definitions provided in the Plan.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all Persons including the Corporation or Affiliated Corporation, as the case may be, and the Optionee; and (b) the grant of the Option does not affect in any way the right of the Corporation or any Affiliated Corporation to terminate the services and/or employment of the Optionee.

This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Option Agreement is not effective until countersigned by the Corporation and accepted by the Optionee.

Dated: __________________, 20__

ADIRA ENERGY LTD.

By: ____________________________
Name:
Title:
Authorized Signing Officer

I have read the foregoing Option Agreement and hereby accept the Option to purchase Shares in accordance with and subject to the terms and conditions of such Option Agreement and the Plan. I understand that I may review the complete Plan by contacting the Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the option.

Accepted: _____________________, 20____

____________________________
Signature of Optionee

EXHIBIT “C”

ISRAELI OPTION AGREEMENT

Optionee:	____________________________
(Name)

____________________________
____________________________
____________________________
(Address)
Grant:
____________________________
Maximum Number of Shares
Designation:	[ ]	Approved 102 Option:
	[ ]	Capital Gain Option (CGO); or

	[ ]	Ordinary Income Option (OIO)

	[ ]	Unapproved 102 Option
	[ ]	3(i) Option

Option Exercise Price: $ ____________________________per Share

Date of Grant: ____________________________, 20 ___

Expiry Date: ____________________________, 20 ___

Vesting Schedule: ____________________________

Instalment	Date of Vesting (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1
2
3
4

This Option Agreement is made under and is subject in all respects to the Stock Option Plan dated August 31, 2009 (as may be supplemented and amended from time to time) (the “Plan”) of Adira Energy Ltd. (the “Corporation”), and the Israeli Annex (the “Israeli Annex”) deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan and Israeli Annex as if the Plan and Israeli Annex were set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan and Israeli Annex, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan and Israeli Annex, to purchase up to but not more than the maximum number of Shares set out above at the Option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price. All undefined terms contained herein shall have the definitions provided in the Plan and/or the Israeli Annex.

The Optionee accepts and agrees that with respect to any Approved 102 Option granted, subject to the provisions of Section 102 of the Ordinance, he/she shall not sell or release from trust any Share received by him/her upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, the Optionee is aware that if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance shall apply to him/her and shall be borne by him/her.

With respect to Approved 102 Options, the Optionee hereby acknowledges that he/she is familiar with the provisions of Section 102 of the Ordinance, including without limitations the type of Option granted to him/her hereunder and the tax implications applicable to such grant. The Optionee accepts the provisions of the trust agreement signed between the Corporation and the Trustee, attached as Exhibit A hereto, and agree to be bound by its terms.

Should any Unapproved 102 Option be granted to the Optionee, the Optionee hereby agrees that should he/she ceases to be employed by the Corporation or any Affiliated Corporation, he/she shall extend to the Corporation and/or its Affiliated Corporation a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance.

By signing this Option Agreement the Optionee is aware and agrees that any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Corporation and/or its Affiliated Corporations, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Corporation and/or its Affiliated Corporations and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee hereby accepts to indemnify the Corporation and/or its Affiliated Corporations and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

The Optionee will not be entitled to receive from the Corporation and/or the Trustee any Shares allocated or issued upon the exercise of the Options prior to the full payments of the Optionee's tax liabilities arising from Options which were granted and/or Shares issued upon the exercise of Options. For the avoidance of doubt, neither the Corporation nor the Trustee shall be required to release any share certificate to the Optionee until all payments required to be made by the Optionee have been fully satisfied.

Optionee confirms that he understands that Approved 102 Options that do not comply with the requirements of Section 102 shall be considered either 3(i) Options or Unapproved 102 Options as applicable.

Please note that the receipt of the Options and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. THE OPTIONEE IS ADVISED TO CONSULT A TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan and/or the Israeli Annex, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all Persons including the Corporation or Affiliated Corporation, as the case may be, and the Optionee; and (b) the grant of the Option does not affect in any way the right of the Corporation or any Affiliated Corporation to terminate the services and/or employment of the Optionee.

This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Option Agreement is not effective until countersigned by the Corporation and accepted by the Optionee.

Dated: ____________________________, 20 ___

ADIRA ENERGY LTD.

By: ____________________________
Name:
Title:
Authorized Signing Officer

I have read the foregoing Option Agreement and hereby accept the Option to purchase Shares in accordance with and subject to the terms and conditions of such Option Agreement, the Plan and the Israeli Annex. I understand that I may review the complete Plan by contacting the Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the option.

____________________________
Signature of Optionee

AGREEMENT

      Entered into and signed in Tel Aviv on the _____day of _________2010

Between:	Yardeni-Gelfand Trusts (2000) Ltd.
(hereinafter: “ the Trustee”)

A n d	Adira Energy Ltd.
(hereinafter : “the Allocating Company”)

A n d	Adira Energy Israel Services Ltd.
(hereinafter : "the Employing Company”)

      (The Allocating Company and the Employing Company shall hereinafter be referred together as “the Companies”)

Without derogating from the contents of the Trust Letter signed between the parties on _________ (hereinafter: “the Trust Letter”) and in addition to the contents of the Trust Letter, the following provisions shall apply:

1.

If the employee has obtained a loan for the purpose of acquiring shares under the Companies' Share Allocation Plan (hereinafter: “the Plan”), the shares may not be transferred, assigned, pledged, attached, or have any other voluntary lien placed on them, and no power-of-attorney or transfer instrument shall be issued with respect thereto, whether they are valid immediately or shall become valid at some future date, prior to the employee's having repaid the loan. The Trustee shall not transfer the shares, as aforesaid, except after the Allocating Company having confirmed to him that the employee has repaid the said loan, if granted, for the purpose of acquiring shares under the Plan.

2.

Out of any amount to be received in consideration for the sale of all or part of the shares, prior to repayment of the tax liability and/or repayment of the loan with respect thereto, the Trustee shall transfer to the Tax Assessment Officer the amount of tax to be transferred pursuant to Section 102 of the Ordinance and the Income Tax Regulations (Tax Relief on Allocation of Shares to Employees), 5763 - 2003 (hereinafter: “the Regulations”), and the Trustee shall, prior to any other transfer, repay the employee's outstanding debt, as the case may be, in respect of the loan, as determined by the Allocating Company.

Should the company notify the Trustee that the employee has not repaid all or part of the loan on due repayment date, in accordance with the Loan Agreement, the Trustee shall sell all or part of the shares in his possession, and shall transfer, out of the proceeds obtained in respect thereof, to the Tax Assessment Officer, the tax due under Section 102 of the Ordinance and Regulations, and repay the employee's outstanding debt to the Company in respect of the loan, as shall be determined by the Company. The remaining amount, to the extent it remains, shall be transferred to the entitled employee.

3.

Pursuant to the provisions of Section 5 of the Regulations the Allocating Company undertakes to notify the Trustee of any share allocation close to the date of the allocation, and in any event, no later than 10 days from the date of such allocation. The Trustee shall not be liable toward the employee and/or the Allocating Company and/or any third party (including, but without derogating from the generality of the aforesaid, the income tax authorities and any other government or administrative authority), regarding failure to report of allocations, if such failure derives from negligence or omission on the part of the Allocating Company and/or its representative and/or the employee. The employee and/or the Allocating Company undertake to indemnify the Trustee for such liability and/or concerning any claim and/or demand from any party whatsoever, deriving from failure to report as aforesaid.

4.

The Trustee shall bear no responsibility and will be indemnified by the employee and/or the Allocating Company for any expense or loss suffered by him in respect of any payments to be effected by him, including payments pertaining to non-withholding of tax at source in connection with granting the options by virtue of the Plan, exercise thereof, allocation of shares, sale of shares, transfer of shares in the employee's name, payment of dividends, etc., provided the Trustee has acted in good faith and reasonably.

5.

The Trustee shall not be liable toward the employee and/or any third party (including, but without derogating from the generality of the aforesaid, the income tax authorities and any other government or administrative authority), with respect to any action taken and/or which shall be taken in connection with the Allocation Plan and any issue related thereto or deriving therefrom, provided the Trustee has acted in good faith and in a reasonable manner. The employee and/or the Allocating Company undertake to indemnify the Trustee for such liability and/or in connection with any claim and/or any demand from any party whatsoever, including the tax authorities, in connection with the Allocation Plan.

6.	The Allocating Company undertakes to notify the Trustee of any distribution of dividend in the Company within seven (7) days from the date of such distribution.

7.

The Company representative to be appointed (hereinafter: “the Contact Person”) shall be responsible for establishing contact between the Trustee and the Company, regarding all issues arising out or relating to the Trust Letter and this Agreement, including forwarding of documents and necessary information and details. It should be clarified that no direct contact is to be established between the Employing Company's employees and the Trustee, but through the Contact Person.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT:

The Trustee	The Allocating Company
Adira Energy Ltd.

The Employing Company
Adira Energy Israel Services Ltd.

EXHIBIT “D”

 NOTICE OF EXERCISE

To Exercise the Option, Complete and Return this Form

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of Adira Energy Ltd., dated August 31, 2009 (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:
(b)	Option Exercise Price per Share:	$____________________
(c)	Aggregate Purchase Price
	[(a) multiplied by (b)]:	$____________________

and hereby tenders a certified cheque or bank draft for such aggregate Exercise Price, and directs such Shares to be issued and registered in the name of the undersigned, all subject to and in accordance with the Plan. Unless otherwise defined herein, any capitalized terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: _______________, 20___

)
)
)
	)	Name of Optionee
)
)
)

Witness to the Signature of:	)	Signature of Optionee
Address of Optionee

EXHIBIT “E”

 NOTICE OF TRANSFER

To Request Permission to Transfer an Option, Complete and Return This Form Along with the Original Option Agreement

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of Adira Energy Ltd., dated August 31, 2009 (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably requests permission to transfer the Option evidenced by the attached Option Agreement to the undersigned Person(s), each of whom the Optionee hereby certifies is an Eligible Transferee in accordance with Sections 4.5 and 4.8 of the Plan:

Direction as to Registration:
Name of Registered Holder(s)

Address of Registered Holder(s)

The undersigned Optionee hereby directs such Option(s) to be registered in the name(s) of such Eligible Transferee(s). Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: ____________________, 20___

)
)
)
)
Witness to the Signature of:	)	Name of Optionee

B - 1

SCHEDULE "B"
STATEMENT OF GOVERNANCE PRACTICES

B - 2

SCHEDULE "C"
AUDIT COMMITTEE CHARTER

ADIRA ENERGY LTD. (the “Corperation”)

(Implemented pursuant to National Instrument 52-110 (the “Instrument”))

     The current version of the Instrument, which relates to the composition and function of audit committees, applies to every reporting issuer, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.

     This audit committee charter has been adopted by the board of directors of the Corporation in order to comply with the Instrument and to define the role of the Corporation’s audit committee in relation to the oversight of the financial reporting processes of the Corporation. Nothing in this audit committee charter is intended to restrict the ability of the board of directors or the audit committee of the Corporation to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

Committee Role

The committee’s role is to act on behalf of the board of directors and oversee all material aspects of the company’s reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the board. The audit committee’s role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on company processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the committee responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and, (6) funding for the outside auditor and any outside advisors engagement by the audit committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

Committee Membership

The committee shall consist solely of independent directors (as such term is defined by Securities law) as appointed by the board of directors from time to time. The committee shall have access to its own counsel and other advisors at the committee’s sole discretion.

Committee Operating Principles

The committee shall fulfill its responsibilities within the context of the following overriding principles:

(1) Communications - The chairperson and others on the committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the committee’s knowledge of relevant current and prospective business issues.

(2) Committee Education/Orientation - The committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the company. Additionally, individual committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which the company operates.

(3) Annual Plan - The committee, with input from management and other key committee advisors, shall develop an annual plan responsive to the “primary committee responsibilities” detailed herein. The annual plan shall be reviewed and approved by the full board.

(4) Meeting Agenda - Committee meeting agendas shall be the responsibility of the committee chairperson, with input from committee members. It is expected that the chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

(5) Committee Expectations and Information Needs - The committee shall communicate committee expectations and the nature, timing, and extent of committee information needs to management, internal audit, and external parties, including external auditors. Written materials. including key performance indicators and measures related to key business and financial risks, shall be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume board members have reviewed written materials in sufficient depth to participate in committee/board dialogue.

(6) External Resources -The committee shall be authorized to access internal and external resources, as the committee requires, to carry out its responsibilities.

(7) Committee Meeting Attendees - The committee shall request members of management, counsel, internal audit, and external auditors, as applicable, to participate in committee meetings, as necessary, to carry out the committee responsibilities. Periodically and at least annually, the committee shall meet in private session with only the committee members. It shall be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the audit committee or committee chairperson with or without management attendance. In any case, the committee shall meet in executive session separately with internal and external auditors, at least annually.

(8) Reporting to the Board of Directors - The committee, through the committee chairperson, shall report periodically, as deemed necessary, but at least semi-annually, to the full board. In addition, summarized minutes from committee meetings, separately identifying monitoring activities from approvals, shall be available to each board member at least one week prior to the subsequent board of directors meeting.

(9) Committee Self Assessment - The committee shall review, discuss, and assess its own performance as well as the committee role and responsibilities, seeking input from senior management, the full board, and others. Changes in role and/or responsibilities, if any, shall be recommended to the full board for approval.

Meeting Frequency

The committee shall meet at least once per year, as necessary. Additional meetings shall be scheduled as considered necessary by the committee or chairperson,

Reporting to Shareholders

The committee shall make available to shareholders a summary report on the scope of its activities. This may be identical to the report that appears in the company’s annual Form 10-KSB.

Committee’s Relationship with External and Internal Auditors

(1) The external auditors, in their capacity as independent public accountants, shall be responsible to the board of directors and the audit committee as representatives of the shareholders.

(2) As the external auditors review financial reports, they will be reporting to the audit committee. They shall report all relevant issues to the committee responsive to agreed-on committee expectations. In executing its oversight role, the board or committee should review the work of external auditors.

(3) The committee shall annually review the performance (effectiveness, objectivity, and independence) of the external and internal auditors. The committee shall ensure receipt of a formal written statement from the external auditors consistent with standards set by the Independent Standards Board and the Securities and Exchange Commission. Additionally, the committee shall discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the committee is not satisfied with the auditors’ assurances of independence, it shall take or recommend to the full board appropriate action to ensure the independence of the external auditor.

(4) The internal audit function shall be responsible to the board of directors through the committee.

(5) If either the internal or the external auditors identify significant issues relative to the overall board responsibility that have been communicated to management but, in their judgment, have not been adequately addressed, they should communicate these issues to the committee chairperson.

(6) Changes in the directors of internal audit or corporate compliance shall be subject to committee approval.

Primary Committee Responsibilities

Monitor Financial Reporting and Risk Control Related Matters

The committee should review and assess:

(1) Risk Management - The company’s business risk management process, including the adequacy of the company’s overall control environment and controls in selected areas representing significant financial and business risk.

(2) Annual Reports and Other Major Regulatory Filings - All major financial reports in advance of filings or distribution.

(3) Internal Controls and Regulatory Compliance - The company’s system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations, and noncompliance with the corporate code of conduct.

(4) Internal Audit Responsibilities - The annual audit plan and the process used to develop the plan. Status of activities, significant findings, recommendations, and management’s response

(5) Regulatory Examinations - SEC inquiries and the results of examinations by other regulatory authorities in terms of important findings, recommendations, and management’s response.

(6) External Audit Responsibilities - Auditor independence and the overall scope and focus of the annual/interim audit, including the scope and level of involvement with unaudited quarterly or other interim-period information.

(7) Financial Reporting and Controls - Key financial statement issues and risks, their impact or potential effect on reported financial information, the processes used by management to address such matters, related auditor views, and the basis for audit conclusions. Important conclusions on interim and/or year-end audit work in advance of the public release of financials.

(8) Auditor Recommendations - Important internal and external auditor recommendations on financial reporting, controls, other matters, and management’s response. The views of management and auditors on the overall quality of annual and interim financial reporting.

The committee should review, assess, and approve:

(1) The code of ethical conduct,

(2) Changes in important accounting principles and the application thereof in both interim in and annual financial reports.

(3) Significant conflicts of interest and related-party transactions.

(4) External auditor performance and changes in external audit firm (subject to ratification by the full board).

(5) Internal auditor performance and changes in internal audit leadership and/or key financial management.

(6) Procedures for whistle blowers.

(7) Pre-approve allowable services to be provided by the auditor. (8) Retention of complaints.